Exhibit 1.02

Measurement Specialties, Inc.

Conflict Minerals Report

For the Reporting Period January 1 - December 31, 2013

This Report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of those products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). Under the Rule, SEC registrants are required, inter alia, to examine and disclose whether their manufactured products contain necessary conflict minerals originating from the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), or from recycled and scrap sources.

Pursuant to the Rule, this Report is not audited by an independent private sector auditor.

1.	Company Overview and Description of Products

Measurement Specialties, Inc. (“MEAS,” the “Company,” “we,” “us,” “our”) is a New Jersey corporation organized in 1981. The Company is a diversified sensor technology company and a global leader in the design, development and manufacture of sensors and sensor-based systems for original equipment manufacturers (“OEM”) and end users, based on a broad portfolio of proprietary technology and typically marketed under the MEAS brand name. The Company is a multi-national corporation with primary manufacturing facilities located in the United States, China and Europe. These sensors are used for engine and vehicle, medical, general industrial, consumer and home appliance, military and commercial aerospace, environmental water monitoring, and test and measurement applications. The Company’s products include sensors for measuring pressure, linear/rotary position, force, torque, piezoelectric polymer film sensors, custom microstructures, load cells, vibrations and acceleration, optical absorption, humidity, gas concentration, gas flow rate, temperature, fluid properties and fluid level.

This Report relates to products manufactured or contracted to be manufactured by MEAS and all subsidiaries required to be consolidated, except for the following companies acquired by MEAS in 2013: Spectrum Sensors and Controls, Inc. (acquired April 17, 2013) and Sensotherm Temeraturesensorik GmBH and Secon Kft (acquired August 30, 2013). As applicable, these newly acquired companies will be included in our Conflict Minerals Report for calendar year 2014.

2.	Due Diligence

MEAS does not purchase conflict minerals directly from smelters/refiners nor do we make any purchases from the Covered Countries. As a designer and manufacturer of sensors and sensor-based systems, we are several steps removed from the actual mining of conflict minerals. The conflict minerals necessary to the functionality or production of our Subject Parts are contained in the components/materials purchased from suppliers, many of whom are distributors of electronic components. As a result, we must rely upon our suppliers to provide information about the origin of the conflict minerals contained in components/materials supplied to us. Our due diligence activities accounted for our position in the supply chain as a downstream user of conflict minerals.

Consistent with the due diligence framework in The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold, tin, tantalum and tungsten, MEAS adopted a Conflict Minerals Policy. In accordance with this Policy, we have flowed-down conflict minerals reporting requirements in our supply agreements and purchasing terms and conditions. To strengthen traceability of the source of components/materials in our purchases, we have trained many suppliers, particularly those suppliers not subject to conflict mineral reporting requirements, on our conflict minerals reporting requirements. We also established a conflict minerals management structure comprised of a global, cross-functional working team of representatives from our legal, procurement, purchasing, and engineering departments. This working group is responsible for oversight and management of our conflict minerals compliance program, reporting directly to the Chief Operations Officer.

The Company adopted the Electronic Industry Citizen Coalition and Global e-Sustainability (“EICC/GeSI”) Conflict Minerals Reporting Template as the information collection tool to survey our suppliers. We considered the EICC/GeSI template as a reasonable approach for initiating our due diligence activities because it requests information about the origin of conflict minerals, the supplier’s internal due diligence activities, and identification of known smelters/refiners in the supplier’s operations.

We issued the EICC/GeSI survey tool to 1071 suppliers, accounting for more than 90% of the Company’s total procurement spend in CY13. We received complete responses from 395 suppliers, 351 (88%) of which accounted for most of the Company’s purchases in CY13 of component/materials that contained 3TG. Responses of these “Major Suppliers” were validated as compliant with our conflict minerals reporting guidelines. Based on these responses, we identified 67 smelters/refiners of tin, tantalum, tungsten or gold audited as “conflict free” under the CFSI Conflict Free Smelter Program as of April 25, 2014.

The remaining suppliers provided varying degrees of responses – ranging from no response or an inability to identify all smelters/refiners in their supply chain. Consequently, we were unable to validate the origin of components/materials purchased from these suppliers and have designated the Subject Parts containing these components/materials as “DRC conflict undeterminable.”

3.	Country of Origin of Conflict Minerals and Facilities Used to Process Conflict Minerals, If Known

Many of the components/materials contained in Subject Parts designated as DRC conflict undeterminable are electronic components purchased from distributors. Despite our due diligence activities, we do not have sufficient information to identify the country of origin or the facilities used to process the conflict minerals in these products.

4.	Risk Mitigation Steps

In the next compliance period, MEAS expects to take the following steps, among others, to mitigate the risk that necessary conflict minerals benefit armed groups:

•	Improve the quality of information received from suppliers by formalizing our conflict minerals reporting training activities to increase response rate for the 2014 reporting period.
•	Work with suppliers to identify all upstream actors in their supply chain.

Due to the complexity of MEAS’ global supply chain, we anticipate that full implementation of these steps will take time. However, we are committed to continuing these efforts and leveraging industry initiatives such as the CFS program, to achieve a transparent and conflict-free supply chain, consistent with our Conflict Minerals Policy.